UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 2, 2022, Immatics N.V. (the “Company” or “Immatics”) announced an expansion of its strategic alliance with Bristol Myers Squibb to pursue the development of multiple allogeneic off-the-shelf TCR-T and/or CAR-T programs. Under this collaboration, Bristol Myers Squibb and Immatics will develop two programs owned by Bristol Myers Squibb and both companies have an option to develop up to four additional programs each. The programs will utilize Immatics’ proprietary gamma delta T cell-derived, allogeneic Adoptive Cell Therapy (ACT) platform, called ACTallo®, and a suite of next-generation technologies developed by Bristol Myers Squibb. Under the terms of this agreement, Immatics will receive an upfront payment of $60 million as well as up to $700 million per Bristol Myers Squibb program through development, regulatory and commercial milestone payments and tiered royalty payments of up to low double-digit percentages on net product sales. Immatics will be responsible for preclinical development of the initial two Bristol Myers Squibb-owned programs and will receive additional payment for certain activities that Immatics could perform at Bristol Myers Squibb’s request. Bristol Myers Squibb will assume responsibility for clinical development and commercialization activities of all Bristol Myers Squibb-owned programs thereafter. In addition, Bristol Myers Squibb and Immatics will expand their 2019 collaboration agreement focused on autologous T cell receptor-based therapy (TCR-T), with the inclusion of one additional TCR target discovered by Immatics. As part of this expansion, Immatics will receive an upfront payment of $20 million and be eligible for milestone payments and royalties.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated June 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: June 2, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer